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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gevity HR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

374393106

(Cusip Number)

Karen C. Fanelli
Frontenac Company, L.L.C.
135 South LaSalle Street, Suite 3800
Chicago, Illinois 60603
(312) 368-0044

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Margaret A. Gibson, P.C.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

December 23, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 374393106			Page 2 of 10 Pages

1.	Name of Reporting Person: Frontenac VIII Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,860,294 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,722,426 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,294 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

Page 2 of 10 Pages

CUSIP No. 374393106			Page 3 of 10 Pages

1.	Name of Reporting Person: Frontenac Masters VIII Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,860,294 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,722,426 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,294 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

Page 3 of 10 Pages

CUSIP No. 374393106			Page 4 of 10 Pages

1.	Name of Reporting Person: Frontenac VIII Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,860,294 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,860,294 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,294 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.9% (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

Page 4 of 10 Pages

CUSIP No. 374393106			Page 5 of 10 Pages

1.	Name of Reporting Person: Frontenac Company VIII, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,860,294 (See Item 5)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,860,294 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,860,294 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.9%

14.	Type of Reporting Person (See Instructions): OO

Page 5 of 10 Pages

CUSIP No. 374393106	13D	Page 6 of 10 Pages

      This Amendment No. 1 amends the Schedule 13D previously filed by Frontenac VIII Limited Partnership, Frontenac Masters VIII Limited Partnership, Frontenac VIII Partners, L.P. and Frontenac Company VIII, L.L.C. with the Securities and Exchange Commission on June 16, 2003 (the “Statement”) with respect to the common stock, par value $.01 per share of Gevity HR, Inc., a Florida corporation. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

      Item 4.    Purpose of Transaction.

      Item 4 is amended to add the following paragraph after the first paragraph under the subheading “Co-Investment Agreement.”

      On December 23, 2003, the Investors entered into a Co-Investment Agreement Amendment No. 1 (“Amendment No. 1”), whereby SunTrust withdrew as a party to the Co-Investment Agreement. The preceding summary of Amendment No. 1 is qualified in its entirety by reference to the detailed provisions of Amendment No. 1, a copy of which is attached as Exhibit B and incorporated herein by reference.

      Item 5.    Interest in Securities of the Issuer.

      Item 5(a) is amended and restated in its entirety with the following:

      (a)    Amount Beneficially Owned: As of December 23, 2003, Frontenac VIII beneficially owned 3,563,419 shares of Common Stock (on an as-if converted basis as described in Item 3 above), constituting approximately 15.8% of the outstanding Common Stock of the Issuer. Also as of such date, Frontenac Masters VIII beneficially owned 159,007 shares of Common Stock (on an as-converted basis as described in Item 3), constituting approximately .8% of the outstanding Common Stock of the Issuer. Frontenac VIII LP, as the general partner of each of Frontenac VIII and Frontenac Masters VIII, and Frontenac VIII LLC, as the general partner of Frontenac VIII LP, may be deemed to beneficially own the 3,722,426 shares of Common Stock, the aggregate number of shares of Common Stock held by Frontenac VIII and Frontenac Masters VIII, constituting approximately 16.4% of the outstanding Common Stock of the Issuer.

      As a result of certain provisions contained in the Co-Investment Agreement, the Reporting Persons previously may have been deemed to be the beneficial owner of the shares of Preferred Stock held by SunTrust and C&B. Because of SunTrust’s withdrawal as a party to the Co-Investment Agreement, as reflected in the provisions contained in Amendment No. 1, SunTrust may no longer be deemed a party of any “group” with the Reporting Persons and C&B for purposes of Section 13(d)(3) of the Exchange Act. As a result, the Reporting Persons are no longer be deemed the beneficial owners, within the meaning of Rule 13d-3 of the Exchange Act, of the shares of Common Stock held by SunTrust. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of an aggregate of 3,860,294 shares of Common Stock, which is the aggregate number of shares of Common Stock held by Frontenac VIII, Frontenac Masters VIII and C&B, constituting approximately 16.9% of the Common Stock outstanding on an as-if converted basis. The Reporting Persons expressly disclaim that they have agreed to act as a group with C&B. The paragraph below lists the number of shares beneficially owned by C&B in which the Reporting Persons may be deemed to have beneficial ownership because of the Co-Investment Agreement, as amended by Amendment No. 1.

Page 6 of 10 Pages

CUSIP No. 374393106	13D	Page 7 of 10 Pages

      As of December 23, 2003, C&B beneficially owned 137,868 shares of Common Stock (on an as-if converted basis as described in Item 3), constituting approximately .7% of the outstanding Common Stock of the Issuer.

      Item 5(b) is amended and restated in its entirety with the following:

(b)	Number of shares of Common Stock of the Issuer as to which such person has:

	(i)	Sole power to vote or to direct the vote:

N/A

	(ii)	Shared power to vote or to direct the vote:

		Frontenac VIII	3,860,294 Shares

		Frontenac Masters VIII	3,860,294 Shares

		Frontenac VIII LP	3,860,294 Shares

		Frontenac VIII LLC	3,860,294 Shares

	(iii)	Sole power to dispose or to direct the disposition of:

N/A

	(iv)	Shared power to dispose of or to direct the disposition of:

		Frontenac VIII	3,727,426 Shares

		Frontenac Masters VIII	3,727,426 Shares

		Frontenac VIII LP	3,860,294 Shares

		Frontenac VIII LLC	3,860,294 Shares

      The filing of this Statement by Frontenac VIII, Frontenac Masters VIII, Frontenac VIII LP and Frontenac VIII LLC shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d), 13(g) or any other Section of the Exchange Act, are the beneficial owners of any shares in which such Reporting Persons do not have a pecuniary interest.

      All of the percentages calculated in this Statement are based upon an aggregate of 18,995,408 shares outstanding as of November 7, 2003 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 13, 2003.

      Item 7.    Material to be filed as Exhibits.

      Exhibit A — Joint Filing Agreement among the Reporting Person pursuant to Rule 13d-1(f) under the Exchange Act relating to the filing of this Statement.

      Exhibit B — Co-Investment Agreement Amendment No. 1.

Page 7 of 10 Pages

CUSIP No. 374393106	13D	Page 8 of 10 Pages

SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2004

FRONTENAC VIII LIMITED PARTNERSHIP

By: Its:	Frontenac VIII Partners, L.P. General Partner

By: Its:	Frontenac Company VIII, L.L.C. General Partner

By:	/s/ Karen C. Fanelli Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC MASTERS VIII LIMITED PARTNERSHIP

By: Its:	Frontenac VIII Partners, L.P. General Partner

By: Its:	Frontenac Company VIII, L.L.C. General Partner

By:	/s/ Karen C. Fanelli Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC VIII PARTNERS, L.P.

By: Its:	Frontenac Company VIII, L.L.C. General Partner

By:	/s/ Karen C. Fanelli Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

FRONTENAC COMPANY VIII, L.L.C.

By:	/s/ Karen C. Fanelli Karen C. Fanelli, under Power of Attorney for Frontenac Company VIII, L.L.C.

Page 8 of 10 Pages